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                            June 18, 2022

       Christine Breves
       Chief Financial Officer
       United States Steel Corp
       600 Grant Street
       Pittsburgh, PA 15219-2800

                                                        Re: United States Steel
Corp
                                                            Form 10-K For the
Fiscal Year Ended December 31, 2021
                                                            Filed February 11,
2022
                                                            Form 8-K furnished
on January 27, 2022
                                                            File No. 001-16811

       Dear Ms. Breves:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K furnished on January 27, 2022

       Exhibit 99.1

   1. We note that in calculating the adjusted net earnings for the period and year ended
                                                        December 31, 2021, you
removed effect of the net reversal of tax valuation allowance, although you appear to
have reported cumulative adjusted net earnings. Pursuant to
                                                        Question 102.11 of the
non-GAAP C&DIs, current and deferred income tax expense
                                                        commensurate with the
non-GAAP measure of profitability should be included in a
                                                        performance measure.
Please revise to omit such adjustments in future filings and earnings presentations.
 Christine Breves
FirstName  LastNameChristine Breves
United States Steel Corp
Comapany
June       NameUnited States Steel Corp
     18, 2022
June 18,
Page 2 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa
Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing